Exhibit 99.1

PINTEC ANNOUNCES CORPORATE NAME CHANGE AND STOCK TICKER SYMBOL CHANGE

BEIJING, January 15, 2026 /PRNewswire/ -- Pintec Technology Holdings Limited (NASDAQ: PT) (“Pintec” or the “Company”), a technology platform committed to enabling innovative financial and digital solutions for businesses worldwide, today announced that, effective upon the commencement of trading on the Nasdaq Global Market on January 16, 2026 (U.S. Eastern Time), its American depositary shares will begin trading under the new name “J and Friends Holdings Limited” and new ticker symbol “JF.”

In connection with the name and ticker symbol changes, no further action is required from the Company’s shareholders, and the Company’s CUSIP number will remain unchanged. The changes are not expected to have a material impact on the Company’s existing business operations or financial condition.

The name and ticker symbol changes reflect a renewed focus on the Company’s core values and long-term development strategy. The “J” in the new name stands for “Journey,” underscoring the belief that every business and every individual is on a unique path toward growth, transformation and opportunity. This new ticker symbol “JF,” aligned with the “J and Friends” brand, further symbolizes the Company’s commitment to growing alongside its customers and partners.

According to the Company’s management: “Our mission is to walk alongside that journey–empowering small business and everyday consumers with technology that is intuitive, accessible and meaningful. From simplifying operations for local enterprises to putting smarter tools into the hands of individuals, we believe everyone deserves support, innovation and a trustworthy partner. Built on friendship, collaboration and genuine human connection, J and Friends is here to make each journey–big or small–easier, smoother and fille with opportunity. Gowing forward, J and Friends will continue to leverage the capital markets to deepen its technology research and development, and expand its market presence, reaffirming its commitment to supporting growth under a refreshed brand identify and embarking on a new chapter together with customers and partners.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Pintec’s strategic and operational plans, contain forward-looking statements. Pintec may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Further information regarding risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Pintec

Pintec is a Nasdaq-listed technology company dedicated to delivering innovative financial and digital solutions to micro, small, and medium enterprises worldwide. Through its open platform, Pintec connects business partners and financial institutions, enabling them to provide efficient, technology-driven services to end users across international markets. By empowering partners with embedded financing capabilities and advanced digital tools, Pintec helps businesses expand their offerings and supports financial institutions in reaching new customer segments in the digital economy. Pintec continues to deliver exceptional digitization services, diversified financial products, and best-in-class solutions powered by cutting-edge technology, strengthening partnerships and meeting global client needs. For more information, please visit ir.Pintec.com.

For further information, please contact

Pintec Technology Holdings Ltd.

Phone: +86 (10) 6506-0227

E-mail: ir@pintec.com